SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM MRO estimates a growth by 20% a year until 2016

Part of that growth will result from the expansion of revenue from services provided to external clients

São Paulo, October 07, 2011 – TAM MRO, our maintenance, repair and overhaul center, intends to grow by 20% a year, in average, until 2016. To achieve this goal, we will increase the revenue with services rendered to external clients, improve processes and systems and search for strategic partners in line with its business plan.

The command of that mission is under the responsibility of Luiz Gustavo Silva, appointed executive director of TAM MRO last August. With his arrival, the unit started to respond directly to the holding TAM S/A, headed by Marco Antonio Bologna. “We are committed to expand our structure and capacity and encourage our growth as business unit independently from TAM. Nowadays, the maintenance services to third parties account for 15% of total revenue. We hope that this share exceeds 40% by 2016”, says Luiz Gustavo.

Responsible for the maintenance of our fleet, TAM MRO has also rendered services to external clients since 2008. With headquarters located at our Technological Center, in São Carlos (SP), also operates line maintenance stations of several airports in Brazil.

From January to August this year, TAM MRO carried out 80 checks and around 76,000 repairs of components in 20 different workshops. In the same period, the service to third parties, in number of checks carried out, has already grown by 240% in comparison to the same period of 2010.

The aircraft repair and preventive maintenance sector manages almost US$ 2 billion a year in Latin America. In view of the sector’s growth perspective, our unit is also preparing to ensure a sufficient structure to meet the demand increase. Therefore, we will launch, next year, projects to extend its productive capacity. We highlight the construction of new high-productivity hangars and new workshops in São Carlos.

In September, TAM MRO has already launched a new 2,450 square meter hangar, with capacity to serve a narrow body aircraft (airplane for domestic flights, with a single corridor). Since its inauguration 10 years ago, the business unit has already received more than R$ 200 million in investments.

Other initiatives should also be launched to ensure qualified labor to render maintenance services. Two weeks ago TAM and Senai-SP (National Service of Industrial Learning) signed a protocol of intentions to re-open the Aircraft Maintenance Technical Course in São Carlos. As a free of charge course, it will admit 64 students in 2012. TAM MRO will provide the material to the practical classes and open treinee positions to participants, with priority to hiring.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Linhas Aéreas and Director of Investor Relations for TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Phone: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 43 destinations in Brazil and 19 in South America, North America and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 38.4% in August; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 89.1% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (153 operational aircrafts), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 16 million tickets via point redemption and is part of the Multiplus network, currently with 8.9 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,185 destinations in 185 countries.

About MRO

TAM MRO, business unit of MRO (Maintenance, Repair and Overhaul) of TAM, was founded 10 years ago and is certified by the most important aeronautic authorities of the world. With more than 1,200 direct employees, the company is responsible for the maintenance of aeronautic components of TAM fleet and for the rendering of services in aircraft owned by clients in Brazil and abroad. In addition to the service in line maintenance units allocated in several airports, it has its own Technological Center in place in São Carlos, in the countryside of São Paulo, in an area of 4.6 million square meters. In 2010, it increased its aircraft service by 7% and, since its launching, it has repaired more than 1.5 thousand aircrafts of TAM Linhas Aéreas and from third parties’. The figure includes the checks C and D, the most complete ones in the preventive maintenance area, in addition to other services in more than 25 specialized workshops, with overhaul of landing gears, avionics and hydraulic equipment.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 07, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.